October 30, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Stephen Krikorian
Ivan Griswold
Juan Migone

Re: Good Technology Corporation/Application for Withdrawal on Form RW

for Registration Statement on Form S-1 (File No. 333-195944)

Ladies and Gentlemen:

Good Technology Corporation (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-195944), initially filed with the Securities and Exchange Commission (“SEC”) on May 14, 2014, as thereafter amended, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Calise Cheng of Wilson Sonsini Goodrich & Rosati, via email at ccheng@wsgr.com or via facsimile at (650) 493-6811. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Jon Avina or Calise Cheng of Wilson Sonsini Goodrich & Rosati at (650) 493-9300. Thank you for your assistance.

Very truly yours,

Good Technology Corporation

By:	/s/ Christy Wyatt
Christy Wyatt
President, Chief Executive Officer and Chairperson

cc:

Ron Fior, Good Technology Corporation

Ronald S. Vaisbort, Good Technology Corporation

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Calise Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

Gordon R. Davidson, Fenwick & West LLP

James D. Evans, Fenwick & West LLP